Motive Capital Corp II

7 World Trade Center, 250 Greenwich St., Floor 47

New York, New York 10007

December 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Arthur Tornabene-Zalas

Re:	Motive Capital Corp II Registration Statement on Form S-1 (File No. 333-261084)

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Motive Capital Corp II (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 6, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Evan D’Amico at (202) 887-3613.

Sincerely,

MOTIVE CAPITAL CORP II

/s/ Rob Heyvaert

Rob Heyvaert
Chief Executive Officer, Executive Chairman and Director

cc: Evan D’Amico, Gibson, Dunn & Crutcher, LLP